Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On April 12, 2021, CCC Information Services Inc. (“CCC”) issued the following press release. The press release may be accessed on CCC’s website at https://cccis.com/news-and-insights/company-news/.

CCC Media Contact: Michelle Hellyar

CCC ANNOUNCES PLAN TO DELIVER ON INDUSTRY VISION

FOR

STRAIGHT-THROUGH PROCESSING

With the Rollout of CCC® Estimate – STP, CCC’s Digital

Technologies Aim to Power an End-to-End Auto Claims Process,

Reducing Processing Time, and Elevating the Customer Experience

Advanced AI, Mobile, Analytics, and Network Technologies to

Converge in

CCC Estimate – STP

CHICAGO – April 12, 2021 – CCC Information Services Inc. (“CCC”), a leading SaaS platform for the P&C insurance economy, announces it plans to deliver on the industry’s vision for straight-through auto claims processing with the launch of CCC® Estimate – STP. To be previewed at CCC’s conference in May, CCC Estimate – STP will employ advanced AI, insurer-driven rules, and CCC’s vast network connections to automatically initiate and populate predictive, detailed, and actionable estimates in moments. CCC Estimate – STP is designed to fully digitize the estimating process for qualified repairable claims, expanding the digitization of auto claims, speeding processing time and elevating the customer experience.

“CCC Estimate – STP is designed to accelerate our insurance customers’ vision for straight-through processing,” said Barrett Callaghan, executive vice president, markets and customer success, CCC. “Intelligent, automated, inclusive, and actionable, we believe CCC Estimate – STP will deliver a significant leap forward, powering our customers’ ability to achieve claims personalization and differentiation.”

CCC Estimate – STP will use a powerful combination of technologies, data, and partner connections to generate a comprehensive estimate. Line-level detail, including parts, labor operations and hours, and taxes for each repair are designed to make estimates actionable and to deliver speed and transparency to policyholders. CCC’s AI solutions will assess and visually depict vehicle damage, while estimating logic, derived from processing 16 million claims annually, will work with insurer-directed business rules to digitally generate estimates. The new offering will be configurable by insurer, including claim eligibility thresholds and policyholder experience objectives. CCC Estimate – STP will be part of the CCC Cloud, which creates connections and digital continuity among insurers, collision repairers, automakers, and parts suppliers.

“With the rollout of CCC Estimate – STP, we expect the industry will be able to realize automated estimating in mere minutes,” said Shivani Govil, chief product officer, CCC. “End-to-end digitization requires an advanced set of technologies and a highly orchestrated network of

CCC Media Contact: Michelle Hellyar

trading partners that we believe CCC is uniquely positioned to deliver. With broad adoption of our mobile and AI solutions, we’re excited to bring this next generation innovation to market and help transform how our clients operate and reimagine the customer experience.”

Today, CCC’s network of 30,000 customers use the company’s solutions to digitize operations, improve performance, and deliver more seamless experiences to their policyholders across millions of claims annually. Insurer adoption of CCC’s advanced AI using deep-learning – an important element of CCC Estimate – STP – increased 50 percent year over year in 2020, and through 2020, more than 5 million unique claims have been processed using a CCC deep-learning AI solution. Today, more than 75 auto insurers are actively applying CCC’s advanced AI to their claims process to improve policyholder experiences. CCC Estimate – STP is designed to build on CCC’s track record of success and integrate seamlessly into the claim workflow of existing CCC clients.

Learn more about CCC Estimate – STP.

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

CCC and the CCC logo are registered trademarks of CCC Information Services Inc.

Important Information and Where to Find It

In connection with the proposed business combination between CCC and Dragoneer Growth Opportunities Corp. (“Dragoneer”) (the “business combination”), Dragoneer has filed a registration statement on Form S-4 (“registration statement”) filed with the Securities and Exchange Commission (“SEC)” that includes a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Shareholders may obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary proxy statement/prospectus and, once available, definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

CCC Media Contact: Michelle Hellyar

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding future events, growth and innovations, and product development, including timing of the product release, availability of product features and functions and the anticipated success of the product. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development, including the ability to generate a comprehensive estimate; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; laws related to use of artificial intelligence or photos; insurer claim practices and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC and those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on August 17, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.